SUBSIDIARIES

Name	State of Incorporation/Jurisdiction

RxElite Holdings Inc. (d/b/a RxElite Inc.)	Delaware
Cendian Pharmaceuticals Ltd.	Canada
FineTech Pharmaceutical Ltd.	Israel